Exhibit 99.1

2005/06 ANNUAL RESULTS

Total success of Allied Domecq integration

Profit from recurring operations:	€ 1,255 million (+72%)
Underlying earnings per share:	€ 8.12
Group net profit:	€ 639 million (+32%)
Net indebtedness at 30 June 2006:	€ 6,351 million
(€ 3,600 million reduction since Allied Domecq acquisition)

Paris, 21 September 2006 – The Board of Directors of Pernod Ricard, meeting on 20 September 2006, approved the financial statements for the 2005/06 financial year ended 30 June 2006.

Successful integration of Allied Domecq

The 2005/06 financial year was marked by the successful integration of Allied Domecq, following its acquisition on 26 July 2005.  All previously announced objectives have been met or exceeded 11 months after this major transaction:

•

The integration of Allied Domecq brands and personnel has been completed at a lower cost than anticipated (between € 350 and € 400 million, compared to an initial estimate of € 450 million).  As early as the 2006/07 financial year, Pernod Ricard will benefit from the full € 270 million expected synergies in structure costs, that is a year earlier than initially planned.

•

Contribution after advertising and promotion expenses of acquired Allied Domecq brands is in line with expectations (about € 1,000 million over a full 12 month period).

•

At the same time, Pernod Ricard has transferred a number of Allied Domecq brands to Fortune Brands together with Larios Gin for around € 4,300 million and disposed of non-strategic assets or assets conflicting with competition regulations for close to € 2,600 million before tax (Dunkin’Brands, Britvic, Bushmills, Glen Grant…).

•

Proceeds from and speed of the disposal of these assets exceeded expectations. With a net cash flow from operations and in spite of transaction costs, asset disposals enabled a significant reduction in indebtedness, which decreased by € 3,600 million since 26 July 2005 to € 6,351 million at 30 June 2006.

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•

Moreover, Pernod Ricard original brands experienced continuing strong growth, in spite of the scale of the transactions completed over the period.

All these successes contributed to the excellent results achieved by Pernod Ricard in the 2005/06 financial year.

Significant increase in sales (+68%)

Sales (excluding tax and duties) increased by 68% and amounted to € 6,066 million.  Growth not only resulted from the contribution of Allied Domecq brands (Group structure effect: + 61%) but also from the sustained 4.3% organic growth (excluding spirit bulk sales) achieved by Pernod Ricards’ original brands.

Pernod Ricard brands

Growth by Pernod Ricard original portfolio primarily relied on the great vitality of premium and deluxe brands, which in their majority experienced double-digit growth rates (Chivas +11%, Martell +11%, Jameson +12%, The Glenlivet +10%).  The positive portfolio mix effect thus generated (Top 12 volume: +2%, sales organic growth: +7%) and high gross margin rate of premium brands resulted in strong 5.5% gross margin organic growth to € 2,239 million and greatly improved the gross profit ratio, to 60.9% from 59.7%.

Dynamic sales and favourable growth prospects led to a continuing increase in advertising and promotion expenditure (+9.7%).  The A&P expenditure / sales ratio thus reached 17.5% during the financial year.  Pernod Ricard original brands generated a total contribution after A&P expenditure of € 1,449 million, a 4.4% organic increase over the previous financial year.

Allied Domecq brands

Allied Domecq brands achieved sales of € 2,390 million, which were adversely affected by destocking in a number of markets (Spain, Mexico, etc.) and the termination of sales that generated parallel imports to other markets, in particular in Central America.  In this first financial year, we have increased advertising and promotion expenditure on acquired brands.  The A&P expenditure / sales ratio thus increased to 16.3% from around 14.5%. The 11-month contribution after A&P expenditure by Allied Domecq brands reached € 881 million, or a contribution after A&P expenditure to sales ratio of 36.9%, lower than Pernod Ricard brands due to a different portfolio mix.

These results confirm the full 12-month contribution after advertising and promotion expenditure by Allied Domecq brands of around € 1,000 million.

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Profit from recurring operations

Structure costs were € 1,075 million over the period.  The speed of the Allied Domecq integration enabled over 60% of synergies to be implemented in the 2005/06 financial year and reduced the structure costs to sales ratio from 19% to 17.7%.  The full € 270 million in synergies will appear in 2006/07, enabling a reduction in the structure costs to sales ratio of around 16% (equal to the 300bp gain announced).  These structure costs will be increased by € 30 million in stock option-related non-cash expenses.

Profit from recurring operations was up 72.1% to € 1,255 million and the operating margin ratio was 20.7%, a 50 basis point improvement over the previous financial year.  Note that this includes € 50 million contribution from disposed brands (Larios, Bushmills, Glen Grant) or Allied Domecq agency contracts that were not renewed (Jack Daniels, Carolans, Tullamore Dew, Midori) and that will expire in 2006/07.

Analysis of performance by region

Asia/Rest of World and Americas were again the primary profit growth drivers over the financial year, with respective growth rates of 10.1% and 5.5% (organic growth) of Pernod Ricard brands contribution after advertising and promotion expenditure.  Contribution by Allied Domecq brands further enhanced the significance of these two regions for Pernod Ricard, by increasing the Group’s leadership in Asia and doubling its size in America.  Overall, the two regions generated profit from recurring operations of € 680 million, or 54% of Group profit.  Europe (organic sales growth, excluding bulk sales: + 0.8%) and France (organic sales decline of 1.1%) experienced a more difficult financial year.  However, controlled advertising and promotion expenditure enabled a significant increase in Pernod Ricard brands contribution in Europe (organic growth: +3.0%) and stable contribution by France.  The two regions generated a combined profit from recurring operations of € 574 million.

Net profit from recurring operations

Net financial loss totalled € 350 million and included € 319 million in indebtedness-related financial expenses (at an average rate of about 4.5%) and € 31 million in finance structuring expenses and pension commitment discounting charges.

Income tax on ordinary activities was a € 222 million expense, equal to a 24.5% taxation rate.  In addition, Dunkin’Brands and Britannia Soft Drink operations generated a net profit of € 57 million over the period they were owned by Pernod Ricard, which was recognised under “Profit from disposed operations”.  Finally, minority interests’ share of net profit from recurring operations was € 30 million, originating from Corby (Canada), Jinro Ballantine’s (South Korea) and Havana Club International (Cuba).

Overall, Group net profit amounted to € 711 million, a 49.4% increase compared to the 2004/05 financial year.  Underlying earnings per share was € 8.12, up 21,2%, confirming the strong and immediate positive impact of the Allied Domecq acquisition for our shareholders.

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Net profit

Non-recurring items recognised over the period are primarily related to consequences of the Allied Domecq transactions. Non-recurring operating loss (net) was € (126 million). Costs associated with the restructuring and integration of Allied Domecq (€ 333 million), fees related to the transaction (€ 54 million) and non-recurrent charges related to the measurement at fair value of finished good inventories (€ 24 million) and the Stolichnaya distribution contract (€ 25 million) were partly offset by capital gains on the disposal of assets (Bushmills, Seagram’s vodka, Glen Grant).

Non-recurring financial loss (net) amounted to € 60 million, primarily relating to the cost of foreign exchange hedging options set up for the purchase of Allied Domecq and the cost of conversion of Pernod Ricard convertible bonds in August 2005.

Finally, favourable taxation on a number of non-current items resulted in a € 114 million income tax saving.

After taking into account all non-current items, Group net profit reached € 639 million, a 32,1% increase over the 2004/05 financial year.

Dividend up 17%

These very good results allow the Board of Directors to propose to the annual Shareholders Meeting of 7 November 2006, a cash dividend per share of € 2,52, up 17%. This dividend per share is paid in two instalments, the first one (€ 1.12 per share) was distributed on 5 July 2006, and the second (€ 1.40) to be paid on 15 November 2006.

Conclusion and Outlook

Following the successful integration of Allied Domecq, Pernod Ricard is beginning the 2006/07 financial year with confidence.

Allied Domecq brands remained adversely affected over the first months of the 2005/06 financial year by a number of non-recurring items (overstocking in certain markets around the time of closing of the transaction, progressive disengagement from commercial networks  in Central America generating parallel).  These effects on 2006/07 financial year bases for comparison will gradually disappear as the year progresses.

The quality of Pernod Ricard brand portfolio and the strength of its distribution network should enable the Group to generate strong organic sales and profit growth during the financial year.  In addition, the new strategic platforms (positioning, advertising, packaging) of acquired brands will be implemented from the end of 2006, which should enhance the vitality of Allied Domecq brands.

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We also anticipate 2006/07 organic sales growth to be at the top end of our 4% to 6% long term objective.  Finally, we maintain our guidance of a strong double-digit growth in underlying net profit (excluding forex impact).

Contacts Pernod Ricard

Francisco de la VEGA / Directeur de la Communication

Tel : +33 (0)1 41 00 40 96

Patrick de BORREDON / Directeur des Relations Investisseurs

Tel : +33 (0)1 41 00 41 71

Florence TARON / Responsable des Relations Presse

Tel : +33 (0)1 41 00 40 88

Pour plus d’informations sur Pernod Ricard, vous pouvez consulter notre site Internet : www.pernod-ricard.com

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ANNEXES

CONSOLIDATED INCOME STATEMENT.

(In million euros)	30/06/06	30/06/05 (*)

Net sales (excluding Taxes and Duties)	6,066	3,611
Cost of sales	– 2,488	– 1,455
Gross Margin	3,578	2,156
A&P and distribution costs	– 1,248	– 743
Contribution after A&P expenses	2,330	1,413
Trading costs and overheads	– 1,075	– 685
Profit from operations	1,255	729
Other operating income and expenses	– 126	16
Operating profit	1,129	745
Current financial income and expenses	– 350	– 98
Non current financial income and expenses	– 60	10
Income tax expense	– 108	– 163
Share of net profit / loss of associates	2	– 0
Net profit before discontinued operations	613	493
Net profit from discontinued operations	57	0
Net profit	670	493
Profit attributable to minority interests	– 30	– 9
Group share of net profit	639	484

 (*) Non audited

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CONSOLIDATED BALANCE SHEET.

Assets (In million euros)	30/06/2006			30/06/2005
	Gross value	Depreciation and amortization	Net value	(*)

Non current assets
Intangible assets	8,138	– 110	8,028	1,993
Goodwill	3,764	– 237	3,527	217
Tangible assets	3,026	– 1,389	1,637	853
Biological assets	56	– 3	53	19
Non current financial assets	539	– 387	152	79
Deferred tax assets	821		821	354
Total non current assets	16,344	– 2,126	14,218	3,515

Current assets
Inventories	3,395	– 68	3,327	2,179
Trade receivables	1,509	– 119	1,390	855
Other receivables	313	– 19	294	323
Current derivative instruments	84		84
Cash & cash equivalent	447		447	135
Current assets	5,748	– 206	5,542	3,492

Total assets	22,092	– 2,332	19,760	7,007

 (*) Non audited

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Liabilities and shareholders’ equity (In million euros)	30/06/2006	30/06/2005
		(*)

Shareholders’ equity
Share capital	292	219
Share premium account	2,539	38
Reserves and translation currency adjustments	2,230	1,789
Group share of net profit	639	484
Group shareholders’ equity	5,700	2,530

Minority interest	172	35
Profit attributable to minority interests	30	9

Total shareholders’ equity	5,872	2,565

Non current liabilities
Non current provisions	1,716	367
Deferred tax liabilities	2,264	551
Convertible bonds	1,705	502
Non current derivative instruments	58	– 2
Other non current financial liabilities	545	509
Non current financial liabilities	2,308	1,009
Total non current liabilities	6,288	1,927

Current liabilities
Current provisions	458	121
Operating liabilities	2,526	934
Other operating liabilities	127	177
Other current financial liabilities	4,489	1,270
Current derivative instruments		13
Current financial liabilities	4,489	1,283
Total current liabilities	7,599	2,515

Total liabilities and shareholders’ equity	19,760	7,007

 (*) Non audited

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CONSOLIDATED CASH FLOW STATEMENT.

In million euros	30/06/2006 12 months	30/06/2005 12 months
Operating profit	1,129	746
Fixed assets depreciation	148	101
Changes in provisions	(7)	(38)
Impairment of goodwill and intangible assets	23	15
Increase/(decrease) in operating derivatives	(3)	5
Fair value adjustment on biological assets	2	1
Net (gain) / loss on disposal assets	(325)	(52)
Stock options impact	21	14
Net cash provided by operating activities before changes in working capital	988	791
(Increase) / decrease in working capital	238	(23)
Net cash from operating activities	1,226	768
Financial Expenses (Paid) / Received	(337)	(86)
Tax Expenses (Paid) / Received	(175)	(183)
Dividends on Equity method	(0)	(1)
Acquisition and proceeds from sales of fixed assets	(35)	(108)
Changes in receivables and payables related to fixed assets	(3)	11
Free Cash Flow	676	402
Acquisition and proceeds from sales of financial assets	197	54
Changes in consolidation scope	(5,670)	(98)
Net profit from discontinued operations	57
Dividends paid	(113)	(140)
Variations in capital and other shareholders’ equity accounts	519	0
Changes in treasury shares	(19)	(150)
Decrease (increase) in net debt (before currency translation adjustments)	(4,353)	68
Currency translation adjustments	147	(9)
Decrease (increase) in net debt (after currency translation adjustments)	(4,206)	59
Net (debt) at beginning of year	(2,145)	(2,204)
Net (debt) at end of year	(6,351)	(2,145)

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PROFIT AND LOSS BY GEOGRAPHICAL AREA.

France:

(In million euros)	30/06/2006 12 months	30/06/2005 12 months	Organic growth
Net sales (excl. TD)	654	539	– 6	-1,1%
Gross margin	482	397	– 7	-1,7%
Contribution after AP expenses	304	255	– 1	-0,3%
Profit from operations	121	98

Europe:

(In million euros)	30/06/2006 12 months	30/06/2005 12 months	Organic growth
Net sales (excl. TD)	2,014	1,352	– 20	-1,6%
Gross margin	1,207	824	16	+2,1%
Contribution after AP expenses	814	558	15	+3,0%
Profit from operations	453	297

Americas:

(In million euros)	30/06/2006 12 months	30/06/2005 12 months	Organic growth
Net sales (excl. TD)	1,681	741	47	+6,7%
Gross margin	1,005	443	34	+8,2%
Contribution after AP expenses	672	303	16	+5,5%
Profit from operation	391	177

Asia and rest of the world:

(In million euros)	30/06/2006 12 months	30/06/2005 12 months	Organic growth
Net sales (excl. TD)	1,717	980	94	+9,6%
Gross margin	884	492	71	+14,4%
Contribution after AP expenses	540	298	30	+10,1%
Profit from operations	289	158

Total:

(In million euros)	30/06/2006 12 months	30/06/2005 12 months	Organic growth
Net sales (excl. TD)	6,066	3,611	114	+3,3%
Gross margin	3,578	2,156	114	+5,5%
Contribution after AP expenses	2,330	1,413	60	+4,4%
Profit from operations	1,255	729

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